FC Global Realty Incorporated

15150 North Hayden Road, Suite 235

Scottsdale, AZ 85260

July 8, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert

Re:	FC Global Realty Inc

Form PRE14C

Filed May 29, 2019

File No. 000-11635

Dear Mr. Lobert:

We hereby submit the responses of FC Global Realty Incorporated (the “Company”) to the verbal comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission received on June 25, 2019 with respect to the Company’s Preliminary Information Statement on Schedule 14C (the “Information Statement”).

For the convenience of the Staff, we have summarized the Staff’s verbal comment below followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

1.	Please revise your filing to provide additional information responsive to Item 11 of Schedule 14A, including the reasons for the increase in authorized common stock. In your response, please specify the Company’s outstanding obligations to issue additional common stock. Please also revise your filing to provide the information responsive to Items 13 and 14 of Schedule 14A, or tell us why such information is not required.

Response: We have revised the Information Statement to provide additional information responsive to Item 11, including the Company’s outstanding obligations to issue common stock. We have also revised the Information Statement to provide the information responsive to Item 13. We respectively note the Staff’s comment regarding Item 14 and continue to believe that we are not required to provide the information required by Item 14. The actions described in the Information Statement do not involve a merger, consolidation, acquisition or similar matter. We note the Staff’s prior reference to Note A to Schedule 14A, which states (emphasis added):

“Where any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.”

We do not believe that this note applies in our case because the recent stock purchase agreement with Gadsden Growth Properties, Inc. (“Gadsden”), under which Gadsden received preferred stock, has already closed. The additional common stock will therefore not be used to acquire another company. That acquisition, which was not subject to stockholder approval, has already taken place. Due to the fact that the transaction with Gadsden has already been completed, we do not believe that the requirements of Item 14 apply in this case.

Furthermore, as discussed with the Staff, providing information about a consummated acquisition, including the reasons for the acquisition, the history of negotiations regarding such acquisition and other information that would be material to a vote on the acquisition if it were occurring in the future may be confusing to the Company’s stockholders who are not being asked to vote on the acquisition and we do not believe such disclosure is beneficial to the stockholders in any way nor does it, in our opinion, promote the public interest.

U.S. Securities and Exchange Commission

July 8, 2019

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (480) 750-8700 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

FC Global Realty Incorporated

By:	/s/ John Hartman
John Hartman
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.